

August 20, 2013

Via E-mail
John Castillo Eggermont
Chief Executive Officer
Kopjaggers, Inc.
28325 Utica Road
Roseville, Michigan 48066

> **Re:**   **Kopjaggers, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 13, 2013**
> **File No. 333-187952**

Dear Mr. Castillo Eggermont:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations –Year Ended December 31, 2012, page 24

1. Please combine with your Management's Discussion and Analysis disclosure for the year ended December 31, 2012, the Management's Discussion and Analysis disclosure for the quarter ended June 30, 2013, which is currently on pages 56 to 59 of the registration statement. All of your Management's Discussion and Analysis disclosure should appear together in the prospectus.

Exhibit 5.1

2. We note your response to comment 2 in our letter dated August 1, 2013. As previously requested, please have counsel revise its opinion to consent to being named in the registration statement. As filed, the opinion consents only to the filing of the opinion as an exhibit to the registration statement. The opinion must also contain counsel's consent

to being named in the registration statement. In this regard, we note that counsel is named in the "Interest of Named Experts and Counsel" section of the prospectus. Please refer to Section IV of Staff Legal Bulletin No. 19, which is available on our website.

3. Please have counsel revise the statement in the second sentence of the first paragraph of the opinion that "[t]he Registration Statement relates to the sale <u>by the Company</u> of 25,500 shares of the Company's common stock." In this regard, we note that the selling shareholders, and not the Company, are selling the shares of common stock in the transaction covered by your registration statement.

Please contact Jennifer López, Staff Attorney at (202) 551-3792, Dietrich King, Legal Branch Chief at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director